Exhibit 99.B(p)(19)

Code of Ethics and Conduct / Statement of Firm Policies

Qtron Investments 50 Milk St, 16th Floor Boston, MA 02109 Tel: (617) 294-6708 compliance@qtroninvestments.com

Code of Ethics and Conduct
Statement of Firm Policies

August 1, 2018

Table of Contents

Preamble	2

Introduction	2

Ethical Standards	3

Conflicts of Interest	3

Email and Telecommunications	8

Improper Use of Qtron Property	9

Loans	9

Relationships with Industry and Governmental Authorities	10

The Press and Media	10

Scope of Employees’ and Access Persons’ Actions	10

Protection of the Qtron Name	11

Relationships with and among Employees and Access Persons	11

Consensual Relationships	11

Sexual Harassment	11

Racial Harassment	12

Complaint Procedure	12

Resolutions of Complaints	13

Travel	13

Office Holidays	14

Vacations	14

Personal Days	14

Sick Days	14

Maternity/Paternity Leave	14

Retirement Plan	14

Profit Sharing Plan	15

Non-Compliance with This Guideline	15

Conclusion	15

Acknowledgment	16

APPENDIX: CFA Institute Code of Ethics and Standards of Professional Conduct	17

Preamble

Qtron Investments LLC (“Qtron” or “the Firm”) is required by law to adopt a Code of Ethics. The purposes of the law are to ensure that companies and their employees and Access Persons (defined below) comply with all applicable laws and to prevent abuses in the investment advisory business that can arise when conflicts of interest exist between the employees and Access Persons of an investment advisor and its clients. By adopting and enforcing a Code of Ethics, we strengthen the trust and confidence reposed in us by demonstrating that, at Qtron, client interests come before personal interests.

It is the personal responsibility of every Qtron employee and Access Person to avoid any conduct that would create a conflict, or even the appearance of a conflict, with our fund shareholders or other clients, or do anything that could damage or erode the trust our clients place in Qtron, its employees and Access Persons. This is the spirit of the Code of Ethics. In accepting employment at Qtron, every employee and Access Person also accepts the absolute obligation to comply with the letter and the spirit of the Code of Ethics. Failure to comply with the spirit of the Code of Ethics is just as much a violation of the Code as failure to comply with the written rules of the Code. Sanctions will be imposed for violations of the Code of Ethics, including the Code’s reporting requirements.

Sanctions may include reductions in salary increases or bonuses, suspension of employment and termination of employment.

Introduction

This statement of policies and Code of Ethics and Conduct (the “Guideline”) is designed to ensure that all employees and Access Persons of Qtron are aware of and adhere to the policies and procedures of Qtron.

This Code of Ethics and Conduct and Statement of Firm Policies is not a contract for employment and does not create any right of employment. All employees are employed on an “at will” basis. “At will” means that the employment relationship is terminable at the will of either the employee or Qtron, at any time, for any reason, with or without cause. No employee, Access Person, officer, agent or other representative of Qtron has the authority to enter into any agreement or make any representation, orally or in writing that alters, amends, or contradicts this policy, other than the “Managing

Members” of Qtron Investments LLC, Ronald Hua and Dmitri Kantsyrev. Any amendments to the “at will” policy that may be made by the Managing Members must be made in writing.

Qtron adheres to a policy of equal employment opportunity without discrimination on the basis of race, religion, color, national origin, sex, sexual orientation, age, gender, marital or veteran status, or disability.

This document is a set of guidelines for the implementation of Qtron’s personnel policies. Qtron explicitly reserves the right to modify or terminate any of the provisions hereof. Any questions about any of the provisions hereof should be addressed to the Managing Members.

Access Person is defined as (i) every Director or officer of Adviser, (ii) every Covered Person of Adviser who, in connection with his or her regular functions or duties, makes, participates in or obtains information regarding the purchase or sale of a Security for any client, or has access to nonpublic information about the portfolio holdings of any client, or whose functions relate to the making of any recommendations with respect to purchases and sales, and (iii) every other person (whether or not a Covered Person of Adviser, such as consultants) who is subject to Adviser’s supervision and control who has access to nonpublic information regarding any purchase or sale of securities of any client, or has access to nonpublic information about the portfolio holdings of any client.

Ethical Standards

Maintaining integrity, both personal and professional, involves more than a strict observance of the securities laws and regulations and the internal policies that relate to them. Integrity involves an awareness and active support of the ethical principles that lie behind the legal rules. Integrity also requires loyalty to the Firm, fair and honest treatment of investors, clients, suppliers, competitors and other persons with business relationships, and respect and concern for fellow employees and Access Persons. Integrity is not an occasional requirement, but rather a continuing commitment.

Qtron will strictly comply with all federal and state laws and the government regulations applicable to its businesses. It will continuously strive to heighten the awareness of its employees and Access Persons to the ethical considerations and individual responsibilities those laws and regulations impose. Qtron’s business, its employees and Access Persons are subject to, among other things, the rules and regulations of the Securities and Exchange Commission (the “SEC”) and various state securities commissions. Qtron expects its employees and Access Persons to strictly observe all applicable laws, rules and regulations. Any questions about any of the foregoing, especially relating to any investment or trading or disclosures of any information should immediately be addressed to the Managing Members.

Qtron employees and Access Persons are expected to abide by the highest standards of ethical conduct in their relationships with each other, Qtron investors, clients, competitors and members of the public. If an employee and Access Person perceives lapses in those standards, they are expected to report the same to the Managing Members. Qtron will respond promptly to concerns about possible violations of laws, rules and regulations.

Any employee and Access Person who violates the Guideline will be subject to disciplinary action, including termination of his/her employment.

Conflicts of Interest

Each Qtron employee and Access Person is obligated to act for and in the best interests of the Firm and its clients at all times. Each employee and Access Person must be aware that certain interests or activities could involve or create an actual or potential conflict with the interests or activities of the Firm and/or its investors or may give the appearance of conflict whether or not any actual or potential conflict exists. Each employee and Access Person must scrupulously examine and avoid any activity or situation in which personal or Firm behavior directly or indirectly conflicts or may give the appearance of conflicting with the interests of Qtron or its clients. Any questions should be discussed with the Managing Members.

In addition to the foregoing, each employee and Access Person must be aware of and comply with the following:

1. Trading with Inside Information

Inside information is material, non-public information relating to a public company and/or its securities and, in certain cases, may also refer to knowledge of positions taken or to be taken by Qtron or others in the securities markets.

Non-pubic information includes any information that has not generally been made available to the public, if the information could reasonably be expected to affect the market price of specific securities and a reasonable investor would attach importance to it in deciding whether to buy, sell or retain such securities. It is irrelevant whether the information is obtained from outside or inside the Firm and the information is not limited to matters involving publicly traded securities. In other words, information is deemed material if its disclosure would be viewed by a reasonable investor as altering a market participant’s perception of the market and the kind and/or timing of the activity to take place in the market. Generally, information is considered to be public only if it had been disseminated in a manner making it generally available to investors and the marketplace.

Both federal and state law contain broad prohibitions against using, transmitting, misappropriating (which includes transmitting, passing on to others, or personally taking advantage of confidential information learned as a result of employment) or aiding and abetting or assisting another to use or transmit material non-public information for an improper purpose. Accordingly, the following restrictions must be strictly adhered to:

•                  Access persons and employees who learn of material non-public information, either as a result of their employment or otherwise, concerning a company, are prohibited from engaging in any conduct with respect to such information that is directly or indirectly beneficial, financially or otherwise, to Qtron, themselves, their family, friends or other acquaintances.

•                  Access persons and employees in possession of material non-public information are prohibited from tipping, transmitting or otherwise disclosing such information to another person or entity.

•                  Access persons and employees may not aid, abet, assist in any manner or facilitate the actions of another person, whether or not such other person is a Qtron Access Person or employee, in the use or disclosure of material nonpublic information.

•                  Access persons and employees may not solicit, recommend, influence or effect transactions in a security for any account neither while in possession of material non-public information regarding such security, nor may any of the aforementioned be done for or on behalf of another person or entity which possesses inside information.

Such behavior is unacceptable and may result in one or more of the following civil and/or criminal sanctions under both federal and state law:

•                  The Access Person and employee may face criminal prosecution by the United States Attorney General.

•                  Qtron, its management and/or the offending employee or Access Person may face SEC actions for administrative sanctions and fines.

•                  Qtron, its management and/or he offending employee or Access Person may be subject to suits by private plaintiffs for money damages.

The improper use or unauthorized disclosure of material non-public information by a Qtron employee or Access Person can inflict great damage on the Firm, its employees and Access Persons. In addition, such behavior can create a negative impression in the eyes of government regulators, our investors, the public and the business community toward Qtron and its employees and Access Persons. As the foregoing list of potential sanctions illustrates, the improper use or misappropriation of proprietary, confidential, or inside information is a serious matter. Qtron takes its responsibilities under federal and state law very seriously and will not tolerate any such violations. Thus, any violation of federal and/or state laws or regulations or Qtron’s policy on the improper use or misappropriation of proprietary, confidential or inside information will be considered extremely serious and will result in sanctions, including termination. Qtron may also inform the appropriate authorities, depending on the violation.

It is also the duty of every Qtron employee and Access Person to remain constantly alert to possible violations of Qtron’s policy regarding the use or dissemination of material non-public information. Therefore, it is expected that all Qtron employees and Access Persons who suspect such improper use by any other person will immediately communicate the relevant facts to the Managing Members.

2. Confidential Information

Investors conduct business with Qtron with the expectation that all information and data provided by them or related to the business they conduct with the Firm will be maintained in absolute confidence. All information concerning the business of investors, target companies, and any related transactions, including their identity, must be treated as confidential.

In addition, all information concerning the Firm, its employees, Access Persons, their business and transactions and consultants used by the Firm, must be treated as strictly confidential. Thus, each employee and Access Person must recognize that the nature of Qtron’s business requires that all confidential, secret or proprietary information or records and similar items relating to the business of Qtron, in any medium (e.g. databases, files, consultants’ reports, records, emails, compilations, reports, studies, manuals, memoranda, notebooks, documents, correspondence, research, trading activities, products and strategies, costs, client names), whether prepared by the employee, an Access Person, a consultant used by the Firm or otherwise coming into his or her possession, remain confidential. Such confidential information, may not be shown or disclosed to any person not authorized to receive it, and shall remain the exclusive property of Qtron. Further, upon termination of any employee’s employment for any reason whatsoever, such employee or Access Person will give to Qtron in good condition, any and all documents, or records, whether original or a copy, regardless of form, whether written, electronic, or otherwise recorded, which have been prepared, received or otherwise obtained by the employee or Access Person in the scope of his or her employment with Qtron.

Qtron is engaged in a wide variety of activities that expose employees and Access Persons to such confidential information. It is the obligation of each and every employee and Access Person to maintain such information in strict confidence. The Firm’s policies are intended to establish a standard above the minimum legal requirements in order to avoid the appearance of impropriety and to protect the interests of our investors as well as those of Qtron. In that regard, employees and Access Persons are encouraged to promptly report to the CCO any possible violations of federal securities laws, the Firm’s Code of Ethics, the Compliance Policies and Procedures and any other policies or procedures of the Firm. The Firm takes seriously and will promptly investigate and respond to any report regarding such possible violations or other improper or illegal activity. The Firm recognizes the importance of keeping confidential the identity or any person reporting such potential violations and will keep the identity of such person confidential to the extent permitted by law and disclosures to regulatory and law enforcement authorities. The Firm has a policy against retaliation against anyone who has reported such potential violations. Specifically, the Firm prohibits retaliation, unfavorable or adverse employment consequences and any form of harassment against an employee or Access Person who reports improper conduct to the Firm, the SEC or other authorities. It would be a violation of Firm policy to retaliate against such an employee or Access Person and any employee or Access Person responsible for such retaliation in violation of this Policy shall be subject to disciplinary action, which may include termination of employment. Employees and Access Persons are urged to immediately report to the CCO and other appropriate supervisor any circumstances where they believe they have been the subject of retaliation.

All information contained in the Investor Database or in any other medium that relates to investors is extremely confidential and vital to the success of Qtron’s business. By signing the agreement, each employee and Access Person acknowledges that he or she understands the sensitivity of investor information and agrees to keep such information confidential during the term of his or her employment and at any time thereafter. A breach of the provisions in this section by any employee or Access Person will result in immediate termination. No employee or Access Person is permitted to benefit or to allow another person to benefit (directly or indirectly, financially or otherwise) from knowledge of confidential information, whether related to investment decisions, strategies, methods, positions, research, databases or any other area in which Qtron is involved. This prohibition on using or disclosing information applies to employees’ and Access Persons’ relatives, friends, investors or persons in the database and any other persons who receive such information from Qtron employees and Access Persons. Notwithstanding the foregoing, nothing contained herein shall preclude any employee or Access Person from utilizing, disclosing or divulging any information as may be required in connection with the legitimate business affairs of Qtron.

Confidential documents may not be circulated or discussed inside or outside the Firm in any area in which unauthorized individuals may be present. Special caution should always be taken to ensure that neither casual conversation is overheard nor documents circulated, either intentionally or inadvertently. Confidential information should be discussed only with individuals who have a legitimate business need to know such information. Restriction on communication helps guard against compromising proprietary information and breaches of investor confidentiality and fiduciary responsibility.

Each employee and Access Person shall be deemed to act as a fiduciary for the benefit of Qtron with respect to all information, knowledge, and data relating to or concerned with its operations, business and affairs. The employee or Access Person shall not, at any time, use, disclose or divulge any such information, knowledge or data to any person, firm or corporation other than to Qtron or its designees or except as may otherwise be required in connection with the legitimate business affairs of Qtron.

Employees will be asked to sign a Confidentiality and Non-Solicitation Agreement at the time of hire and periodically during their employment to acknowledge their awareness of, and reaffirm their commitment to, this policy.

Employees and Access Persons found to be violating this policy are subject to disciplinary action, up to and including termination, and may also be subject to civil and/or criminal penalties for violations of, among other things, applicable securities laws.

3. Front-Running

Misappropriation of confidential information includes “front-running” a security trade made by Qtron. “Front-running” is making or recommending a trade to a third party shortly before the Firm’s transaction with the expectation that such a trade will capitalize on the market effect of the Firm’s trading. Such transactions can increase the cost, or decrease the selling price, of the position to the Firm, thereby disadvantaging the Firm’s investors.

It is Qtron’s policy that the Firm and its employees and Access Persons will not engage in any activity that could, under any circumstances, be viewed as front running. As a consequence, any employee or Access Person who becomes aware of an instance of actual or potential front running must bring such event to immediate attention of the Managing Members.

4. Personal Securities

Qtron employees and Access Persons generally may not enter into any transactions for their own account as there is a “no personal trading policy” at the firm including IPOs, private placement securities, and limited offerings, notwithstanding the following exceptions:

•                  Qtron employees and Access Persons may sell individual security positions acquired prior to becoming an Access Person as long as they pre-clear each personal investment transaction with the CCO and receive approval for the activity prior to executing the transaction. Approval must be obtained by sending an email to the CCO with the name and ticker symbol of the security, the number of shares/bonds to be transacted, and whether the security is owned by a Qtron client or is being considered for purchase or sale by a Qtron client. The CCO will obtain preclearance from Ronald Hua or Dmitri Kantsyrev. Approval for a pre-clearance request is valid until 4 p.m. EST on the next trading day. If a transaction is not executed (or is only partially completed) during this time, the Qtron employee or Access Person must repeat the pre-clearance process. Similarly, if the information in the preclearance request changes in any material way, the request must be resubmitted prior to executing the transaction.

•                  Qtron employees and Access Persons may transact (buy, sell, or short) Broad Based Index Exchange Traded Funds (“ETFs”) without receiving pre-clearance prior to execution.

These restrictions apply to any and all accounts for which an employee or Access Person has direct or indirect Beneficial Ownership. Qtron employees and Access Persons are still responsible for complying with the reporting requirements of this Code of Ethics for the transactions described above.

Beneficial Ownership or Beneficially Owns means the same as it does under Section 16 of the Securities Exchange Act of 1934 and Rule 16a-1(a)(2) thereunder. Specifically, a person is the “beneficial owner” of any securities in which he has a direct or indirect pecuniary (monetary) interest. Beneficial Ownership includes, but is not limited to securities or accounts held in the name or for the benefit of the following:

•                  a member of an employee’s or Access Person’s immediate family (spouse, domestic partner, child or parents) who lives in an Access Person’s household (including children who are temporarily living outside of the household for school, military service or other similar situation);

•                  a relative of the person who lives in an employee’s or Access Person’s household and over whose purchases, sales, or other trading activities an Access Person or employee directly or indirectly exercises influence;

•                  a relative whose financial affairs an Access Person or employee “controls”, whether by contract, arrangement, understanding or by convention (such as a relative he or she traditionally advises with regard to investment choices, invests for or otherwise assists financially);

•                  an investment account over which an Access Person or employee has investment control or discretion;

•                  a trust or other arrangement that names an Access Person or employee as a beneficiary; and

•                  a non-public entity (partnership, corporation or otherwise) of which an Access Person or employee is a director, officer, partner or Covered Person, or in which he owns 10% or more of any class of voting securities, a “controlling” interest as generally defined by securities laws, or over which he exercises effective control.

Broad Based Index ETF means an index-based Exchange Traded Fund that tracks return of a market or subset of a market that it aims to replicate. The index should consist of at least 30 securities to be considered a Broad Based ETF.

Employees and Access Persons are required to report personal securities holdings to the Chief Compliance Officer initially upon hire and annually. They are required to report personal securities transactions each quarter. Exempt transactions include:

•                  gifts of a security

•                  purchases and sales of instruments that are not “securities” under our Code of Ethics (e.g., U.S. government securities, certificates of deposit, money market fund shares, shares in registered open-ended mutual funds for which we do not serve as investment adviser or sub-adviser and exchange traded funds (ETFs); In the case of ETFs, only pre-existing positions prior to the employee and Access Person’s affiliation with Qtron may be sold after being pre-cleared by the Chief Compliance Officer. No new or existing ETFs in personal accounts may be bought while the employee or Access Person is affiliated with Qtron.

•                  purchases and sales in certain accounts over which the account holder has no direct or indirect influence or control;

•                  purchases and sales of securities effected pursuant to an automatic investment plan that has been preapproved by our Chief Compliance Officer; and

•                  purchases of securities upon the exercise of rights by an issuer that are issued pro-rata to all holders of a class of its securities, and sale of such rights so acquired.

Pre-clearance may be obtained by sending an email to the Chief Compliance Officer with the issuer name and ticker symbol, proposed trade date, security price. The CCO retains the right to deny pre-clearance for any reason whatsoever, without disclosure of the basis for the denial.

Such rules are in addition to, and shall not act as a substitute for, the prohibitions on any transactions with respect to securities in which the employee or Access Person has confidential or inside information.

5. Gifts and Gratuities

Employees and Access Persons of Qtron may not be compensated for their services to Qtron, directly or indirectly, except by the Firm. In light of the nature of Qtron’s business, its fiduciary obligations to its investors and clients and the regulatory environment in which Qtron conducts its business, the Firm is compelled to monitor the nature and quantity of the gifts and gratuities that its employees and Access Persons receive. Such monitoring is not intended to prevent employees or access person from receiving gifts and gratuities from business contacts, but rather serves to ensure that the practice of giving gifts and gratuities to Qtron’s employees and Access Persons is not abused or undertaken for an improper purpose, and does not compromise the integrity, objectivity, or fiduciary duty of the Firm or of any employee or Access Person. Of course, no gift should ever be given or accepted with any understanding that the donor will receive special or favorable treatment by Qtron or any employee or Access Person. To this end, each employee and Access Person may give/accept gifts and gratuities from a business contact up to $250 in value per calendar year. Access Persons and employees must seek pre-approval whenever a single gift has a value in excess of the de minimis threshold OR gifts received in the aggregate from a single Business Contact (aggregating employees and agents of single Business Contacts) in a year exceeds the de minimis threshold. Each employee and Access Person will be required to acknowledge to Qtron that they have not given/received such gifts in excess of $250 during each calendar year. Such acknowledgement shall be similar to the form attached hereto as Schedule A. Any and all gifts and gratuities that cause cumulative gifts in any calendar year to exceed $250 must be reported to the Managing Members.

Finally, discretion should be used in accepting invitations for dinners, entertainment, golf outings, sporting events, theater, etc. In turn, no employee or Access Person should offer any gifts, favors or gratuities that could be viewed as influencing decision-making or otherwise could be considered as creating a conflict of interest on the part of the recipient.

6. Outside Business Activities

All Access Person and employee board memberships, advisory positions, trade group positions, management positions, or any involvement with public companies must be fully disclosed and submitted for prior approval to the CCO, with the exception of purely charitable or civic involvements which do not impinge on the Access Person’s or employee’s work commitment to Qtron. The CCO will obtain prior approval for outside business activities from the Managing Members. Approval must be obtained through the CCO, and will ordinarily require consideration by the Managing members, and requests for approval may be denied for any reason. This prohibition does not apply to service as an officer or board member of any parent, subsidiary or affiliate of Adviser.

Email and Telecommunications

All electronic and telephonic communication systems, (including email, voice mail, etc.) and all communication and information transmitted, by, received from, or stored in Firm systems are the property of Qtron, and as such are to be used solely for job related purposes.

Qtron is required to archive written electronic communications. Therefore, all business-related email must be sent to/from a valid Qtron address to ensure proper email archiving. Use of personal email addresses should be avoided, and all business-related correspondence involving your personal email address must be immediately forwarded to a valid Qtron email address.

Text messages, instant messaging, and similar modes of communication must not contain pertinent business information and must be limited to personal matters and scheduling. In the event of urgent matters, text messaging may be used only to the extent the message requests the recipient review details delivered via email.

No employee or Access Person may use a pass code that has not been issued to that employee or Access Person or that is unknown to Qtron. Employees or Access Persons who violate this policy are subject to disciplinary action, up to and including termination.

Assigned personal passwords should not be given out to anyone other than persons who have a legitimate business need to know the password. Passwords are changed periodically in order to maintain security. Employees and Access Persons who violate Qtron’s policy are subject to discipline, up to and including termination. Employees and Access Person may not use unauthorized codes, passwords, or other means to gain access to email and voice mail belonging to others.

To ensure that the use of electronic and telephonic communication systems and business equipment is consistent with Qtron’s legitimate business interests, authorized representative of Qtron may monitor the use of such equipment from time to time.

Many Qtron policies apply to the use of the email system, including those concerning courtesy, harassment, and solicitation. Employees and Access Person who fail to comply with the electronic communications policy are subject to discipline, up to and including termination.

Inappropriate or offensive messages such as racial, sexual or religious slurs are prohibited in email or voice mail. Defamatory remarks about competitors are also forbidden. Violation of this policy will lead to discipline, up to and including termination.

Social Media Usage Policy

While social media may help promote networking and external communication, it poses significant challenges to requirements of Qtron to supervise and retain all electronic communications. Therefore, Qtron does not allow employees or Access Persons to use any form of social media to communicate business related information. While this includes LinkedIn in general, employees authorized to do so may engage LinkedIn to assist with job postings, recruiting, and the exchange of contact information. Such communications may not include any pertinent business information, including, but not limited to: names, details, performance, or investment vehicles related to Qtron’s strategies; details of firm operations, personnel, or financials; names or references to existing or prospective clients; and marketing. Please remember that even on social media, you are a representative of Qtron.

Qtron does not currently maintain any social media accounts on behalf of the business.

Improper Use of Qtron Property

No employee or Access Person of Qtron shall utilize Qtron property or utilize the services of Qtron, its principals, employees or Access Persons for his or her personal benefit or for the benefit of another person or entity, without proper and express approval of the Managing Members.

All electronic and telephonic communication systems, including cellular telephones, and all communication and information transmitted by, received from, or stored in these systems are the property of Qtron and as such are to be used solely for job-related purposes.

Loans

Employees and Access Persons shall not borrow funds from or become indebted to, any person, business or firm having business dealings or a relationship with Qtron, unless the same shall have been disclosed in writing and with prior written approval by the Managing Members. Loans, whether or not customary, from any person, business or firm having business dealings with Qtron with respect to which the employee or Access Person has had a personal involvement shall require the prior written approval of the Managing Members. No Qtron employee or Access Person shall use the name, position in a particular market, or goodwill to receive any benefit on loan transactions without the express written consent of the Managing Members.

Relationships with Industry and Governmental Authorities

1. Questionable Payments

It is a criminal offense for any employee or Access Person of Qtron to use Qtron resources, or to make payments of any kind, for the benefit of any government, government official, financial institution or employee thereof, or industry official, with the intent of inducing or influencing the recipient to misuse his or her position. Any such action is forbidden.

The use of funds or property of Qtron for any purpose that would be in violation of any applicable law or regulation that would otherwise be improper or give the appearance of impropriety is strictly prohibited. No payments, including amounts paid for entertainment, shall be made to, or for the benefit of, employees of any governmental administrative agency, exchange, or self-regulatory organization for the purpose of, or in connection with, obtaining favorable action by such employee or Access Person, body, agency or organization. Similarly, employees and Access Persons are prohibited from giving gifts to government, exchange, or self-regulatory employees for any reason.

No payment on behalf of Qtron shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than prescribed by the documents supporting such payment. It is strictly prohibited for any person, directly or indirectly, to offer to make any bribes, kickbacks, rebates or other payments to any company, financial institution, person or governmental official to obtain favorable treatment in receiving or maintaining business. No payments or deposits pursuant to any commitment made to any company with which Qtron has business dealings shall be made to any individual or to bank accounts in the name of individuals.

2. Dealings with Industry and Government Regulators

Qtron’s policy forbids payment of any kind by it, its employees, Access Persons or any agent or other intermediary to any government official, self-regulatory official, corporation or other similar person or entity, within the United States or abroad, for the purpose of obtaining or retaining business, or for the purpose of influencing favorable consideration of applications for a business activity or other matter. This policy covers all types of payments, even to minor government officials, regardless of whether such payment would be considered legal under the circumstances. This policy encourages employees and Access Persons to avoid even the appearance of impropriety in their dealing with industry and government regulators and officials.

It is expected and required that all employees and Access Persons fulfill their personal obligations to governmental and regulatory bodies. Such obligations include the filing of appropriate federal, state and local tax returns as well as the filing of any applicable forms or reports required by regulatory bodies.

The Press and Media

Communication with the press and other media is strictly prohibited. Any employee or Access Person who is contacted by the media is not authorized to comment, or to answer questions on Qtron’s behalf under any circumstances. An employee or Access Person must direct the inquiring party promptly to the Managing Members.

Scope of Employees’ and Access Persons’ Actions

When interacting with investors, counterparts, or other third parties, each employee and Access Person should take care to function and perform only in the capacity in which he or she is employed by or affiliated with Qtron. Thus, employees and Access Persons are not authorized to and cannot commit to obligate Qtron without the written approval of the Managing Members. If questions arise, contact the Managing Members.

Protection of the Qtron Name

Employees and Access Persons should at all times be aware that our name, reputation and credibility, as well as those of our affiliates are valuable assets and must be safeguarded from any potential misuse. Care should be exercised to avoid the unauthorized use of Qtron’s name in any manner that can be misinterpreted to indicate a relationship between the Firm and any other entity or activity.

Relationships with and among Employees and Access Persons

Satisfactory internal relationships with fellow employees and Access Persons are important to our success. This requires that we observe among ourselves the same high standards of integrity, courtesy, and ethical responsibility as required in our dealings with our investors. For its part, Qtron acknowledges its responsibility to provide a supportive work environment that enhances the well-being of its employees and Access Persons.

The Firm makes extraordinary efforts to identify and recruit the best possible people for every task the Firm undertakes. Qtron can only maintain its reputation in the industry through the hard work and integrity of its employees and Access Persons.

Consensual Relationships

Intimate relationships between supervisors and their subordinates are strongly discouraged due to the inherent inequality of power in such situations. These relationships could lead to undue favoritism or the perception of undue favoritism, abuse of power, compromised judgment or impaired objectivity.

Engaging in a consensual relationship with an employee or Access Person by another employee or Access Person who has supervisory, or other evaluative authority may constitute a conflict of interest. The supervisor must take action to resolve the conflict of interest by, for example, assigning another individual to supervise and/or evaluate the subordinate.

Sexual Harassment

Employees and Access Persons are protected against sexual harassment under Title VII of the Civil Rights Act of 1964. The Equal Employment Opportunity Commission (the “EEOC”) has defined sexual harassment as follows:

Generally, sexual harassment may be defined as unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature when one of the following criteria is met:

•                  submission to such conduct is made either explicitly or implicitly a term or condition of the individual’s employment or of the individual’s status;

•                  submission to or rejection of such conduct by an individual is used as a basis for employment decisions, a criterion for evaluation, or other decisions affecting such individual; or

•                  such conduct has the purpose or effect of unreasonable interfering with an individual’s work performance or creating an intimidating, hostile or offensive work environment.

Sexual harassment can take many forms, but most sexual harassment falls into three categories: verbal, visual, and physical. Some examples of behavior that may constitute sexual harassment are:

•                  Refusing to hire, promote, or grant or deny certain privileges because of acceptance or rejection of sexual advances,

•                  Promising a work-related benefit in return for sexual favors,

•                  Suggestive or inappropriate communications, email, notes, letters, or other written materials displaying objects or pictures which are sexual in nature that would create hostile or offensive work or living environments,

•                  Sexual innuendoes, comments, and remarks about a person’s clothing, body or activities,

•                  Suggestive or insulting sounds or gestures,

•                  Whistling in a suggestive manner,

•                  Humor and jokes about sex that denigrate men or women,

•                  Sexual propositions, invitations, or pressure for sexual activity,

•                  Use in the workplace of sexual jokes, stories, remarks or images in no way germane to the workplace,

•                  Implied or overt sexual threats,

•                  Patting, pinching, and other inappropriate touching,

•                  Unnecessary touching or brushing against the body,

•                  Attempted or actual kissing or fondling,

•                  Coerced sexual intercourse, or

•                  Sexual assault.

The examples listed above are not exclusive, but simply represent types of conduct that may constitute sexual harassment in violation of Qtron’s policies.

“Hostile environment” sexual harassment occurs when there is unwelcome sexual conduct that limits an employee’s or Access Person’s ability to perform their job. Not every act that might be offensive to an individual or a group will be considered sexual harassment. Whether the alleged conduct constitutes sexual harassment depends upon the record as a whole and the totality of the circumstances, such as the nature of sexual advances in the context within which alleged incident occurs. Sexual harassment does not include verbal expressions or written material that is relevant and appropriately related to Qtron’s business.

Please note that sexual assaults may be criminal acts and as such, investigation and processing by the criminal justice system, local police and crisis intervention centers may supersede or occur in addition to the remedies developed in this statement.

Racial Harassment

Generally, racial harassment is defined as any person’s conduct, which unreasonably interferes with an employee’s or Access Person’s status or performance by creating an intimidating, hostile, or offensive working environment. Harassment on the basis of race, color, or national origin, includes offensive or demeaning treatment of an individual, where such treatment is based on prejudiced stereotypes of a group to which that individual may belong. It includes, but is not limited to, objectionable epithets, threatened or actual physical harm or abuse, or other intimidating or insulting conduct directed against the individual because of his/her race, color, or national origin. Title VII requires employers to take prompt action to prevent individuals from expressing their opinions in a way, which abuses or offends their coworkers.

Complaint Procedure

The following procedures are intended to protect the rights of the aggrieved party (hereinafter, “the Complainant”) as well as the party against whom complaint of harassment is lodged (hereinafter “the respondent”), as required by federal and state laws. Each complaint must be properly and promptly investigated in accordance with the following procedures and, when warranted, appropriate disciplinary action taken against the Respondent.

•                  Any current or former employee, Access Person or applicant for employment who believes he or she has been subjected to harassment at Qtron or who believes that he or she has observed harassment taking place shall present the complaint to the Managing Members.

•                  Complaints must be brought within 365 days of the last incident of harassment. Complaints brought after that time period will not be pursued absent extraordinary circumstances. The determination of whether the complaint was timely or whether extraordinary circumstances exist to extend the complaint period must be made in conjunction with the Managing Members.

•                  Every attempt will be made to get the Complainant to provide the complaint in writing.

•                  The complaint shall include the circumstances giving rise to the complaint, the dates of the alleged occurrences, and names of witnesses, if any. The Complainant shall sign the complaint. However, when the Complainant refuses to provide or sign a written complaint, the matter will still be investigated and appropriate action taken. Complaints made anonymously or by a third party must also be investigated to the extent possible.

•                  In situations that required immediate action because of safety or other concerns, the institution may take any disciplinary action which is appropriate, e.g., suspension with pay the outcome of the investigation. The Managing Members should be contacted before any immediate action is taken.

•                  If the complaint does not rise to the level of sexual or racial harassment, the complaint may be dismissed without further investigation after consultation with the Managing Members. The Complainant should be informed of other available processes such as the employee grievance/complaint process, if any. Every effort, to the extent possible, will be made to keep any complaint of harassment confidential. In the event it is found that an employee or Access Person has been harassed, corrective action will be taken. Qtron will not retaliate against an employee or Access Person who reports harassment to management.

Resolutions of Complaints

Fair and prompt consideration shall be given to all complaints of harassment in accordance with the procedures set forth below. These procedures may be utilized by any employee, Access Person or applicant for employment who believes he or she has been subjected to sexual or racial harassment. Former employees or Access Persons may file complaints concerning conduct, which took place during the time of employment provided the complaint is timely filed, and the conduct has a reasonable connection to the institution.

Qtron will take measures to periodically educate and train employees and Access Persons regarding conduct that could constitute a violation of this sexual and racial harassment policy. All employees and Access Persons are expected to participate in such education and training and to be knowledgeable of policies and guidelines concerning sexual or racial harassment. Any employee or Access Person found to have violated this guideline by engaging in behavior constituting sexual or racial harassment will be subject to disciplinary action, up to and including immediate termination.

All management and supervisory personnel are responsible for taking reasonable and necessary action to prevent and discourage sexual or racial harassment, and are required to promptly report conduct, that could be in violation of this Guideline to any person in position to enforce the policy. Such reporting should occur when information concerning a complaint is received formally or informally.

Travel

Employees and Access Persons will be reimbursed for normal transportation costs to and from local business events or airports.

Employees and Access Persons must contact the Managing Members at least two (2) weeks prior to any business travel. Employees and Access Persons must retain all receipts for expenses and submit them to Qtron, together with an expense report. All employees and Access Persons will be reimbursed for all reasonable business travel related expenses.

Employees and Access Persons must reflect in their expense report the business purpose of the expense and all those present for meals.

Office Holidays

Qtron observes the same holiday schedule as the New York Stock Exchange. In the past, the New York Stock Exchange has observed the following holidays:

New Year’s Day

Martin Luther King, Jr. Day

Presidents’ Day

Good Friday

Memorial Day

Independence Day

Labor Day

Thanksgiving Day

Christmas Day

Vacations

Qtron grants an annual vacation allowance of ten (10) days to full-time employees per calendar year. Vacations may be taken as weekly periods or as individual days as long as the chosen period is approved. Such approval is in the sole discretion of your supervisor.

Employees are required to take their earned vacation. No payments will be made in lieu of vacation, except for accrued unused vacation at the time of termination of employment which will be calculated on a pro rata basis.

Personal Days

Qtron permits full-time employees to take up to five (5) personal days per calendar year for personal business that cannot be taken care of outside our regular business hours and for religious observances, ethnic holidays and other events of personal significance.

Personal days must be used during the calendar year. There shall be no carryover of personal days from year to year, and there shall be no payment for unused personal days at the end of any calendar year or in the event of termination.

Sick Days

Qtron provides five (5) sick days per calendar year to full-time employees. Sick days may not be carried over from one calendar year to the next, and no payments are made for accrued unused sick days at the end of any calendar year or in the event of termination.

Maternity/Paternity Leave

Qtron permits full-time employees to take up to twelve (12) weeks maternity/paternity leave. In general, an employee will be paid only for unused vacation, personal and sick days, provided that the Managing Members, in their sole discretion, may approve payment for any portion of an employee’s maternity/paternity leave.

Retirement Plan

At a future time, Qtron may offer a 401(K) Plan into which employees may elect to contribute a percentage of their eligible compensation once they have satisfied the Plan’s eligibility requirements. The percentage of compensation elected by the employee will be withheld from each payroll on a pre-tax basis and contributed to the 401 (K) Plan on your behalf. Employees’ pre-tax contributions belong to them and cannot be forfeited for any reason, subject, however, to applicable Internal Revenue Code Sections and Rules.

Profit Sharing Plan

Qtron may make discretionary contributions to a potential future Profit Sharing Plan on any employee’s behalf, which contributions are non-elective. In any Plan Year in which non-elective contributions are made, and in which an employee is an eligible participant, an allocation will be made to such employee’s non-elective contribution account, based on a ration that your compensation bears to the total compensation of eligible participants for that Plan Year. Accordingly, the amount allocated to an employee’s account will, as a percentage of compensation, be the same that is allocated to all other eligible participants.

Non-Compliance with This Guideline

All employees and Access Persons are expected to conform to the legal and ethical policies set forth herein. Although Qtron reserves the right afforded to it by law to terminate any employee, without notice, at any time, for any reason, or no reason, the violation of any of these policies or prohibitions stated herein may subject an employee to criminal, civil, and/or regulatory sanctions as well as internal sanctions and/or immediate termination of employment. Such acts or omissions may tarnish the Firm and its employees’ reputation, expose them to monetary damages, and even subject them to regulatory sanctions and criminal penalties.

Conclusion

The Firm requires that every employee and Access Person make a personal commitment to observe the highest ethical standards and exercise proper judgment in all aspects of his or her business dealings. We each share responsibility for behaving in a manner that will enhance the reputation of Qtron.

Acknowledgment

I have received a copy of Qtron’s Code of Ethics and Conduct and Statement of Firm Policies.

I acknowledge and understand that no one except the Managing Members of Qtron Investments LLC or their respective designees can alter or change, verbally or otherwise, any of the provisions contained in this document and that any changes can only be made in writing.

I acknowledge receipt of a copy of the Code of Ethics and Insider Trading Policies & Procedures contained therein. I have read its terms and understand that I am fully subject to its provisions.

I understand that the Code of Ethics applies to me and to all investments in which I have or acquire Beneficial Ownership. I have read the definition of “Beneficial Ownership” contained within the Code of Ethics, and I understand that I may be deemed to have Beneficial Ownership in investments owned by members of my household and that transactions effected by members of my household may therefore be subject to this Code of Ethics.

I agree that in case of a violation, I may be subject to various possible sanctions (pursuant to both the Code of Ethics and the Compliance Manual). Possible sanctions include verbal and written warnings, fines, trading suspensions, reversal of trades by which I agree to disgorge and forfeit any profits or absorb any loss on prohibited transactions, termination of employment, civil referral to the Securities and Exchange Commission, and criminal referral.

For Employees Only: I agree to read and keep this document for future reference and to observe all present and Qtron personnel policies, standards and rules. I understand that my employment relationship is “at will”, and subject to the terms of this Guideline. Furthermore, I understand that as an “at will” employee I have the right to terminate my employment at any time, with or without notice, for any reason, or no reason, with or without cause, and that Qtron has the same right. I understand that this document will be reviewed periodically by Qtron and that Qtron reserves the right to alter, amend, modify or terminate any policies or provisions contained herein, at any time, for any reason, with or without prior notice to me.

Employee / Access Person Name	Employee / Access Person Signature

Employee / Access Person Address	Date

APPENDIX: CFA Institute Code of Ethics and Standards of Professional Conduct

Preamble

The CFA Institute Code of Ethics and Standards of Professional Conduct (Code and Standards) are fundamental to the values of CFA Institute and essential to achieving its mission to lead the investment profession globally by setting high standards of education, integrity, and professional excellence. High ethical standards are critical to maintaining the public’s trust in financial markets and in the investment profession. Since their creation in the 1960s, the Code and Standards have promoted the integrity of CFA Institute members and served as a model for measuring the ethics of investment professionals globally, regardless of job function, cultural differences, or local laws and regulations. All CFA Institute members (including holders of the Chartered Financial Analyst® (CFA®) designation) and CFA candidates must abide by the Code and Standards and are encouraged to notify their employer of this responsibility. Violations may result in disciplinary sanctions by CFA Institute. Sanctions can include revocation of membership, candidacy in the CFA Program, and the right to use the CFA designation.

The Code of Ethics

Members of CFA Institute (including Chartered Financial Analyst® [CFA®] Charterholders) and candidates for the CFA designation (“Members and Candidates”) must:

•                  Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession, and other participants in the global capital markets.

•                  Place the integrity of the investment profession and the interests of clients above their own personal interests.

•                  Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

•                  Practice and encourage others to practice in a professional and ethical manner that will reflect credit on ourselves and the profession.

•                  Promote the integrity of, and uphold the rules governing, capital markets.

•                  Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

Standards of Professional Conduct

I.                          PROFESSIONALISM

A.                      Knowledge of the Law. Members and Candidates must understand and comply with all applicable laws, rules, and regulations (including the CFA Institute Code of Ethics and Standards of Professional Conduct) of any government, regulatory organization, licensing agency, or professional association governing their professional activities. In the event of conflict, Members and Candidates must comply with the stricter law, rule, or regulation. Members and Candidates must not knowingly participate or assist in and must dissociate from any violation of such laws, rules, or regulations.

B.                      Independence and Objectivity. Members and Candidates must use reasonable care and judgment to achieve and maintain independence and objectivity in their professional activities. Members and Candidates must not offer, solicit, or accept any gift, benefit, compensation, or consideration that reasonably could be expected to compromise their own or another’s independence and objectivity.

C.                      Misrepresentation. Members and Candidates must not knowingly make any misrepresentations relating to investment analysis, recommendations, actions, or other professional activities.

D.                      Misconduct. Members and Candidates must not engage in any professional conduct involving dishonesty, fraud, or deceit or commit any act that reflects adversely on their professional reputation, integrity, or competence.

II.                     INTEGRITY OF CAPITAL MARKETS

A.                          Material Nonpublic Information. Members and Candidates who possess material nonpublic information that could affect the value of an investment must not act or cause others to act on the information.

B.                          Market Manipulation. Members and Candidates must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants.

III.                DUTIES TO CLIENTS

A.                      Loyalty, Prudence, and Care. Members and Candidates have a duty of loyalty to their clients and must act with reasonable care and exercise prudent judgment. Members and Candidates must act for the benefit of their clients and place their clients’ interests before their employer’s or their own interests. In relationships with clients, Members and Candidates must determine applicable fiduciary duty and must comply with such duty to persons and interests to whom it is owed.

B.                      Fair Dealing. Members and Candidates must deal fairly and objectively with all clients when providing investment analysis, making investment recommendations, taking investment action, or engaging in other professional activities.

C.                      Suitability.

1.                   When Members and Candidates are in an advisory relationship with a client, they must:

a.                        Make a reasonable inquiry into a client’s or prospective clients’ investment experience, risk and return objectives, and financial constraints prior to making any investment recommendation or taking investment action and must reassess and update this information regularly.

b.                        Determine that an investment is suitable to the client’s financial situation and consistent with the client’s written objectives, mandates, and constraints before making an investment recommendation or taking investment action.

c.                         Judge the suitability of investments in the context of the client’s total portfolio. When Members and Candidates are responsible for managing a portfolio to a specific mandate, strategy, or style, they must only make investment recommendations or take investment actions that are consistent with the stated objectives and constraints of the portfolio.

D.                      Performance Presentation. When communicating investment performance information, Members or Candidates must make reasonable efforts to ensure that it is fair, accurate, and complete.

E.                      Preservation of Confidentiality. Members and Candidates must keep information about current, former, and prospective clients confidential unless:

1.                   The information concerns illegal activities on the part of the client or prospective client.

2.                   Disclosure is required by law.

3.                   The client or prospective client permits disclosure of the information.

IV.                 DUTIES TO EMPLOYERS

A.                          Loyalty. In matters related to their employment, Members and Candidates must act for the benefit of their employer and not deprive their employer of the advantage of their skills and abilities, divulge confidential information, or otherwise cause harm to their employer.

B.                          Additional Compensation Arrangements. Members and Candidates must not accept gifts, benefits, compensation, or consideration that competes with, or might reasonably be expected to create a conflict of interest with, their employer’s interest unless they obtain written consent from all parties involved.

C.                          Responsibilities of Supervisors. Members and Candidates must make reasonable efforts to detect and prevent violations of applicable laws, rules, regulations, and the Code and Standards by anyone subject to their supervision or authority.

V.                      INVESTMENT ANALYSIS, RECOMMENDATIONS, AND ACTION

A.                      Diligence and Reasonable Basis. Members and Candidates must:

1.                   Exercise diligence, independence, and thoroughness in analyzing investments, making investment recommendations and taking investment actions.

2.                   Have a reasonable and adequate basis, supported by appropriate research and investigation, for any investment analysis, recommendation or action.

B.                      Communication with Clients and Prospective Clients.

1.                   Disclose to clients and prospective clients the basic format and general principles of the investment processes used to analyze investments, select securities, and construct portfolios and must promptly disclose any changes that might materially affect those processes.

2.                   Use reasonable judgment in identifying which factors are important to their investment analyses, recommendations, or actions and include those factors in communications with clients and prospective clients.

3.                   Distinguish between fact and opinion in the presentation of investment analysis and recommendations.

C.                          Record Retention. Members and Candidates must develop and maintain appropriate records to support their investment analysis, recommendations, actions, and other investment-related communications with clients and prospective clients.

VI.                 CONFLICTS OF INTEREST

A.                          Disclosure of Conflicts. Members and Candidates must make frill and fair disclosure of all matters that could reasonably be expected to impair their independence and objectivity or interfere with respective duties to their clients, prospective clients, and employer. Members and Candidates must ensure that such disclosures are prominent, are delivered in plain language, and communicate the relevant information effectively.

B.                          Priority of Transactions. Investment transactions for clients and employers must have priority over investment transactions in which a Member or Candidate is the beneficial owner.

C.                          Referral Fees. Members and Candidates must disclose to their employer, clients, and prospective clients, as appropriate, any compensation, consideration, or benefit received from, or paid to, others for the recommendation of products or services.